UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): September 9, 2004

ARCHSTONE-SMITH TRUST
(Exact name of registrant as specified in charter)

Maryland	1-16755	84-1592064
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9200 E. Panorama Circle, Suite 400, Englewood, Colorado	80112
(Address of Principal Executive Offices)	(Zip Code)

(Registrant's Telephone Number, including Area Code): (303) 708-5959

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01   OTHER EVENTS.

The Board of Trustees of the Trust, following a comprehensive review of the Trust's governance policies by the Nominating and Corporate Governance Committee of the Board, voted to amend the Rights Agreement (the "Rights Agreement") to change the Final Expiration Date (as defined in the Rights Agreement) from August 31, 2011 to October 1, 2004. As a result of this amendment, the preferred share purchase rights granted under the Rights Agreement will expire as of October 1, 2004, and the Rights Agreement will be of no further force or effect after that date. In addition, the Board approved an amendment to the Trust's Declaration of Trust that would eliminate the staggered terms of Trustees and provide for the annual election of Trustees. The amendment to the Declaration of Trust providing for elimination of staggered terms will require shareholder approval which the Trust will seek at its 2005 annual shareholder's meeting. A copy of the amendment to the Rights Agreement and a press release describing these actions are included as exhibits to this Report on Form 8-K.

ITEM 7.   FINANCIAL STATEMENTS, AND EXHIBITS.

(c)   Exhibits

Exhibit 4.14   Amendment to the Rights Agreement, dated as of September 20, 2004, between Archstone-Smith Trust, and Mellon Investor Services LLC, as Rights Agent.

Exhibit 99.1   Press Release, dated September 21, 2004.

(Signature Page Follows)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Trust has duly caused this report to be filed on its behalf by the undersigned thereunto duly authorized.

ARCHSTONE-SMITH TRUST

Dated: September 21, 2004   By: _____

Name:

Title: